                                                    Filed Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                          Filed by Enzon Pharmaceuticals, Inc.
                                  Subject Company: Enzon Pharmaceuticals, Inc.
                                                     NPS Pharmaceuticals, Inc.
                                                 Commission File No. 000-12957



Enzon and NPS File Registration Statement on Form S-4


3/24/2003 6:48:00 PM

Bridgewater, NJ, and Salt Lake City, UT, Mar 24, 2003 - Enzon Pharmaceuticals, Inc. (Nasdaq: ENZN) and NPS Pharmaceuticals, Inc. (Nasdaq: NPSP) announced today that they have caused to be filed a Registration Statement on Form S-4 with the Securities and Exchange Commission with respect to the previously announced merger of the two companies. The registration statement has been filed in the name of Momentum Merger Corporation and is subject to SEC review. Momentum Merger Corporation is the newly organized Delaware corporation formed by NPS and Enzon to effect the merger. Momentum's name will be changed prior to the completion of the merger. Following the SEC's review of the registration statement, the joint proxy statement/prospectus, which is a part of the registration statement, will be sent to NPS and Enzon stockholders in connection with the respective NPS and Enzon special meetings of stockholders to be held for the specific purpose of approving the proposed merger.

The registration statement can be obtained by visiting the SEC's website at http://www.sec.gov and searching for company filings under the name "Momentum Merger Corporation."

Additional Information And Where To Find It

In connection with the proposed NPS-Enzon merger, NPS, Enzon and Momentum Merger Corporation have caused to be filed a joint proxy statement/prospectus with the SEC in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN.
Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at http://www.npsp.com , or by contacting Enzon at 908-541-8678 and through Enzon's website at http://www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' 2002 Annual Report on Form 10-K, which was filed with the SEC on March 21, 2003. This document is available free of charge at the SEC's web site at http://www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at http://www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at http://www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at http://www.enzon.com.

                                      ###
CONTACT:
Susan Mesco, Director, Investor Relations 908-541-8678
Noonan/Russo Communications, Inc. 212-845-4257
David Walsey, Media Relations


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